Exhibit 4.1

FOURTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AGREEMENT

This FOURTH AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT (this “Amendment”) dated as of December 23, 2015 (the “Fourth Amendment Effective Date”) is by and among Pioneer Energy Services Corp. (f/k/a Pioneer Drilling Company), a Texas corporation (the “Borrower”), the Lenders party hereto, and Wells Fargo Bank, N.A., as administrative agent for the Lenders (in such capacity, the “Administrative Agent”).
WHEREAS, the Borrower, the lenders from time to time party thereto (the “Lenders”), and the Administrative Agent are parties to the Amended and Restated Credit Agreement dated as of June 30, 2011, as amended by the First Amendment thereto dated as of March 3, 2014, the Second Amendment thereto dated as of September 22, 2014 and the Third Amendment thereto dated as of September 15, 2015 (as so amended, and as further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”); and
WHEREAS, subject to the terms and conditions set forth herein, the parties hereto wish to (i) reduce the aggregate Commitments; and (ii) amend certain provisions of the Credit Agreement as set forth below.
NOW THEREFORE, in consideration of the premises and the mutual covenants, representations and warranties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
Section 1.    Defined Terms. Unless otherwise defined in this Amendment, each capitalized term used in this Amendment has the meaning given such term in the Credit Agreement, as amended by this Amendment.
Section 2.    Amendments to the Credit Agreement.
(a)    Section 1.1 (Certain Defined Terms) of the Credit Agreement is hereby amended by adding the following defined terms in the appropriate alphabetical order:
“Account Debtor” shall mean an account debtor as defined in the UCC.
“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Borrower or any of its Subsidiaries from time to time concerning or relating to bribery or corruption.
“Borrowing Base” means, as of any date of determination, without duplication, (a) prior to the Borrowing Base Transition Date, the amount equal to (i) 100% of Eligible Cash as of the date the applicable Borrowing Base Certificate is delivered pursuant to the Fourth Amendment or pursuant to Section 5.2(d) plus (ii) 65% of the NOLV of Eligible Equipment as of the date of the Borrowing Base Certificate then most recently delivered pursuant to the Fourth Amendment or pursuant to Section 5.2(d); and (b) any time on and after the Borrowing Base Transition Date, the amount equal to (i) 100% of Eligible Cash as of the date the applicable Borrowing Base Certificate is delivered pursuant to the Fourth Amendment or pursuant to Section 5.2(d) plus (ii) 80% of the Eligible Receivables plus (iii) 50% of the value of Eligible Inventory valued at the lower of actual cost or fair market value in accordance with GAAP plus (iv) 65% of the NOLV of Eligible Equipment, in each case of clauses (b)(ii) through (b)(iv), determined as of the date of the Borrowing Base Certificate then most recently delivered pursuant to this Agreement minus (v) the Rent Reserve Amount in effect at such time as determined by the Administrative Agent in its Reasonable Discretion. Any change in the amounts calculated pursuant to clauses (a)(ii) and (b)(ii) through (b)(iv) above shall be effective as of the date of the Borrowing Base Certificate then most recently delivered pursuant to this Agreement; provided that, should the Borrower fail to deliver the Administrative Agent and the Lenders the Borrowing Base Certificate as required under Section 5.2(d), the Administrative Agent may nonetheless redetermine the Borrowing Base from time-to-time thereafter in its Reasonable Discretion until the Administrative Agent and the Lenders receive the required Borrowing Base Certificate, whereupon the Administrative Agent shall redetermine the Borrowing Base based on such Borrowing Base Certificate and the other terms hereof. Notwithstanding the foregoing, the Administrative Agent may from time to time modify the advance rates set forth in this definition if it determines, in its Reasonable Discretion, that such advance rate should be reduced based upon any field exam or appraisal received pursuant to Section 5.11.
“Borrowing Base Certificate” means certificate executed by the chief financial officer, chief executive officer or controller of the Borrower, or any other officer of the Borrower reasonably acceptable to the Administrative Agent, in any event, on behalf of the Borrower in the form of the attached Exhibit J and including the following: (a) accounts receivable aging report for each Credit Party with grand totals and (b) inventory report.
“Borrowing Base Deficiency” means the excess, if any, of (a) the sum of the outstanding principal amount of all Swing Line Advances and all Revolving Advances plus the Letter of Credit Exposure over (b) the lesser of (i) the Total Commitments, and (ii) the Borrowing Base then in effect.
“Borrowing Base Transition Date” means March 31, 2016 or such earlier date as the Borrower may elect in writing.
“Collateral Access Agreement” means a landlord lien waiver or subordination agreement, bailee letter or any other agreement, in any case, in form and substance reasonably acceptable to the Administrative Agent.
“Debtor Relief Laws” means (a) the Bankruptcy Code of the United States of America, and (b) all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.
“Eligible Cash” means, with respect to any Credit Party, all cash (a) in which there is an Acceptable Security Interest in favor of the Administrative Agent, and (b) which is not subject to any other Lien, including Permitted Liens, which would be superior to the Lien of the Administrative Agent created under the Security Documents; and (c) which is subject to an Account Control Agreement; provided that, for the period commencing on the Fourth Amendment Effective Date and ending on the Borrowing Base Transition Date cash held in deposit accounts for which Wells Fargo is the depositary bank shall be deemed to be Eligible Cash even if no Account Control Agreement has been executed with regard to such deposit accounts.
“Eligible Inventory” means at any time Inventory that is customarily held as Inventory in the Credit Parties’ business as being conducted on the Fourth Amendment Effective Date, and that are ready and available to be sold without requiring any additional processing and then owned by any Credit Party, and in which the Administrative Agent has an Acceptable Security Interest which is perfected but specifically excluding Inventory which meets any of the following conditions or descriptions:
(a)    Inventory with respect to which a claim exists disputing applicable Credit Party’s title to or right to possession;
(b)    obsolete Inventory;
(c)    rejected, spoiled or damaged Inventory, or otherwise not readily saleable or usable in its present state for the use for which it was processed or purchased;
(d)    Inventory that the Administrative Agent in its Reasonable Discretion determined is unmarketable;
(e)    Inventory that has been shipped or delivered to a customer on consignment, on a sale or return basis, or on the basis of any similar understanding;
(f)    Inventory which is in transit;
(g)    Inventory held for lease;
(h)    Inventory (i) which is located on premises owned or operated by the customer that is to purchase such Inventory or (ii) which is located at any Third Party Location that is not subject to a Collateral Access Agreement other than, as to any determination of the Borrowing Base, such premises described in this clause (h)(ii) which are covered under the Rent Reserve Amount for such Borrowing Base in the Administrative Agent’s Reasonable Discretion;
(i)    Inventory that is not in good condition or does not comply with any Legal Requirement or the standards imposed by any Governmental Authority with respect to its manufacture, use, or sale;
(j)    Inventory that is bill and hold goods or deferred shipment;
(k)    Inventory evidenced by any negotiable or non-negotiable document of title unless, in the case of a negotiable document of title, such document of title has been delivered to the Administrative Agent, duly endorsed and accompanied by duly executed instruments of transfer or assignment, all in form and substance satisfactory to the Administrative Agent;

(l)    Inventory produced in violation of the Fair Labor Standards Act or that is subject to the “hot goods” provisions contained in Title 29 U.S.C. §215;
(m)    Inventory that is subject to any agreement which would, in any material respect, restrict the Administrative Agent’s ability to sell or otherwise dispose of such Inventory;
(n)    Inventory that is located in a jurisdiction outside the United States or in any territory or possession of the United States that has not adopted Article 9 of the UCC;
(o)    Inventory that is subject to any third party’s Lien (including Permitted Liens) which would be superior to the Lien and rights of the Administrative Agent created under the Credit Documents (other than Liens permitted under Section 6.2(b) which are covered under the Rent Reserve Amount for such Borrowing Base in the Administrative Agent’s Reasonable Discretion and Liens permitted under Section 6.2(b) for taxes that are not yet due and payable);
(p)    Inventory that would constitute work in process; or
(q)    Inventory that is otherwise deemed ineligible by the Administrative Agent in its Reasonable Discretion.
Inventory which is at any time Eligible Inventory but which subsequently fails to meet any of the foregoing requirements shall forthwith cease to be Eligible Inventory until such time as the foregoing requirements are met with respect to such Inventory. Notwithstanding the foregoing, the Administrative Agent may, from time to time, in the exercise of its Reasonable Discretion, upon three (3) Business Days’ prior notice to the Borrower, change the criteria for Eligible Inventory based on either: (i) an event, condition or other circumstance arising after the Fourth Amendment Effective Date, or (ii) an event, condition or other circumstance existing on the Fourth Amendment Effective Date to the extent the Administrative Agent has no written notice thereof from the Borrower prior to the Fourth Amendment Effective Date or is not otherwise reflected in any appraisals, reports or other similar written information received by the Administrative Agent in connection with this Agreement prior to the Fourth Amendment Effective Date, in either case under clause (i) or (ii) which adversely affects or, could reasonably be expected to adversely affect, the Inventory, as determined by the Administrative Agent in its Reasonable Discretion.
“Eligible Receivables” means, as to the Credit Parties, on a consolidated basis and without duplication, all Receivables of such Persons, in each case reflected on its books in accordance with GAAP which conform to the representations and warranties in Article 4 hereof and in the Security Documents to the extent such provisions are applicable to the Receivables, and each of which meets all of the following criteria on the date of any determination:
(a)    such Receivable is subject to an Acceptable Security Interest which is perfected;
(b)    such Credit Party has good and marketable title to such Receivable;
(c)    such Receivable has been billed no later than the date the applicable Borrowing Base Certificate is delivered pursuant to Section 5.2(d) substantially in accordance with billing practices of such Credit Party in effect on the Fourth Amendment Effective Date and such Receivable is not unpaid for more than 90 days from the date of the invoice;
(d)    such Receivable was created in the ordinary course of business of any Credit Party from the performance by such Credit Party of services which have been fully and satisfactorily performed (and not a progress billing or contingent upon any further performance), or from the absolute sale on open account (and not on consignment, on approval or on a “sale or return” basis) by such Credit Party of goods (i) in which such Credit Party had sole and complete ownership and (ii) which have been shipped or delivered to the Account Debtor, evidencing which such Credit Party has possession of shipping or delivery receipts;
(e)    such Receivable represents a legal, valid and binding payment obligation of the Account Debtor thereof enforceable in accordance with its terms and arises from an enforceable contract;
(f)    such Receivable is not due from an Account Debtor that has at any time more than 20% of its aggregate Receivables owed to any Credit Party more than 90 days past the invoice date;
(g)    such Receivable is owed by an Account Debtor that the Credit Parties deem to be creditworthy and is not owed by an Account Debtor which has (i) applied for, suffered, or consented to the appointment of any receiver, custodian, trustee, or liquidator of its assets, (ii) has had possession of all or a material part of its property taken by any receiver, custodian, trustee or liquidator, (iii) filed, or had filed against it, any request or petition for liquidation, reorganization, arrangement, adjustment of debts, adjudication as bankrupt, winding-up, or voluntary or involuntary case under any Debtor Relief Laws, (iv) has admitted in writing its inability to, or is generally unable to, pay its debts as they become due, (v) become insolvent, or (vi) ceased operation of its business, in each case, unless such Account Debtor has caused the issuance of a letter of credit in favor of the applicable Credit Party fully securing the payment of such Receivable, which letter of credit is issued by a letter of credit issuer reasonably acceptable to the Administrative Agent, and is in form reasonably acceptable to the Administrative Agent;
(h)    the Account Debtor on such Receivable is not a Credit Party, an Affiliate of a Credit Party, nor a director, officer or employee of a Credit Party or of an Affiliate of Credit Party;
(i)    such Receivable is evidenced by an invoice and not evidenced by any chattel paper, promissory note or other instrument;
(j)    such Receivable, together with all other Receivables due from the same Account Debtor, does not comprise more than 25% (or such higher percentage as the Administrative Agent may establish from time to time for any Account Debtor in its Reasonable Discretion) of the aggregate Eligible Receivables with respect to all Account Debtors (provided, however, that (i) the amount of any such Receivable excluded pursuant to this clause (j) shall only be the excess of such amount), and (ii) the preceding 25% limit shall be increased to 40% if such Receivables are owed by an Investment Grade Account Debtor;

(k)    such Receivable is not subject to any set-off, counterclaim, defense, allowance or adjustment and there has been no dispute, objection or complaint by the Account Debtor concerning its liability for such Receivable or a claim for any such set-off, counterclaim, defense, allowance or adjustment by the Account Debtor thereof (provided, however, that the amount of any such Receivable excluded pursuant to this clause (k) shall only be only the amount of such set-off, counterclaim, allowance or adjustment or claimed set-off, counterclaim, allowance or adjustment);
(l)    such Receivable is owed in Dollars and is due from an Account Debtor organized under applicable law of the United States or any state of the United States;
(m)    such Receivable is not due from the United States government, or any department, agency, public corporation, or instrumentality thereof, unless the Federal Assignment of Claims Act of 1940, as amended (31 U.S.C. § 3727 et seq. and 41 U.S.C. § 15 et seq.), and any other steps necessary to perfect the Lien of the Administrative Agent in such Receivable has been complied with to the Administrative Agent’s satisfaction;
(n)    such Receivable is not owed by an Account Debtor (i) that is located in any jurisdiction which requires filing of a “Notice of Business Activities Report” or other similar report or requires any Credit Party to qualify to do business in order to permit such Credit Party to seek judicial enforcement in such jurisdiction of payment of such Receivable, unless such Credit Party has filed such report or qualified to do business in such jurisdiction, or (ii) that is, or is owned or controlled by Persons that are (x) the subject or target of any Sanction, or (y) located, organized or resident in a country or territory that is, or whose government is, the subject of any Sanction;
(o)    such Receivable is not the result of (i) a credit balance relating to a Receivable more than 90 days past the invoice date, (ii) work-in-progress, (iii) finance or service charges, or (iv) payments of interest;
(p)    such Receivable has not been written off the books of any Credit Party or otherwise designated as uncollectible by any Credit Party;
(q)    such Receivable is not subject to any reduction thereof, other than discounts and adjustments given in the ordinary course of business and deducted from such Receivable;
(r)    such Receivable is not a newly created Receivable resulting from the unpaid portion of a partially paid Receivable;
(s)    such Receivable is not subject to any third party’s rights (including Permitted Liens) which would be superior to the lien and rights of the Administrative Agent created under the Credit Documents; and
(t)    such Receivable is not otherwise deemed ineligible by the Administrative Agent in its Reasonable Discretion, including such Receivable from any Account Debtor that does not have a satisfactory credit standing (as determined by the Administrative Agent in its Reasonable Discretion).

In the event that a Receivable which was previously an Eligible Receivable ceases to be an Eligible Receivable hereunder, the Borrower shall notify the Administrative Agent thereof on and at the time of submission to the Administrative Agent of the next Borrowing Base Certificate. In determining the amount of an Eligible Receivable, the face amount of such Receivable shall be reduced by, without duplication, to the extent not reflected in such face amount, (i) the amount of all accrued and actual discounts, claims, credits or credits pending, promotional program allowances, price adjustments, finance charges or other allowances, payables or obligations to the Account Debtor (including any amount that any Credit Party may be obligated to rebate to an Account Debtor pursuant to the terms of any agreement or understanding (written or oral)), (ii) all taxes, duties or other governmental charges included in such Receivable, and (iii) the aggregate amount of all cash received in respect of such Receivable but not yet applied by any Credit Party to reduce the amount of such Receivable.
Notwithstanding the foregoing, the Administrative Agent may, from time to time, in the exercise of its Reasonable Discretion, upon three (3) Business Days’ prior notice to the Borrower, change the criteria for Eligible Receivables based on either: (A) an event, condition or other circumstance arising after the Fourth Amendment Effective Date, or (B) an event, condition or other circumstance existing on the Fourth Amendment Effective Date to the extent the Administrative Agent has no written notice thereof from the Borrower prior to the Fourth Amendment Effective Date or is not otherwise reflected in any appraisals, reports or other similar written information received by the Administrative Agent in connection with this Agreement prior to the Fourth Amendment Effective Date, in either case under clause (A) or (B) which adversely affects or, could reasonably be expected to adversely affect the Receivables as determined by the Administrative Agent in its Reasonable Discretion.
“Equipment” of any Person means all equipment (as defined in the UCC) owned by such Person, wherever located.
“Fourth Amendment” means that certain Fourth Amendment to Amended and Restated Credit Agreement dated as of the Fourth Amendment Effective Date by and among the Borrower, the Lenders party thereto and the Administrative Agent.
“Fourth Amendment Effective Date” means December 23, 2015.
“Inventory” of any Person means all inventory (as defined in the UCC) owned by such Person, wherever located and whether or not in transit, which is held for sale.
“Investment Grade Account Debtor” means an Account Debtor with a long term or corporate credit rating of BBB- or better by Standard & Poor's Rating Group and Baa3 or better by Moody's Investors Services, Inc.
“NOLV” means with respect to any Eligible Equipment of any Credit Party, the net orderly liquidation value thereof (taking into account any loss, destruction, damage, condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, confiscation, or the requisition, of such Property and after taking into account all soft costs associated with the liquidation thereof, including but not limited to, delivery fees, interest charges, finance fees, taxes, installation fees and professional fees) as established by the Appraisal Report most recently delivered pursuant to Section 5.11.
“Reasonable Discretion” means commercially reasonable judgment exercised in good faith.
“Receivables” of any Person means, at any date of determination thereof, the unpaid portion of the obligation, as stated on the respective invoice or other writing of a customer of such Person in respect of goods sold or services rendered by such Person.
“Rent Reserve Amount” means as to any Third Party Location located in the United States, the maximum amount of rent, fees and other charges for a period of six (6) months that a landlord, third party warehouse, trailer storage or other self-storage facility, bailee, or such third party, as applicable, would be legally entitled to recover from the personal property located at such Third Party Location and that is subject to a Lien in favor of such third parties, regardless of whether such Lien arises by operation of law, under contract or otherwise; provided that, for the period commencing on the Fourth Amendment Effective Date and ending on the Borrowing Base Transition Date, the Rent Reserve Amount shall be $0.00.
“Third Party Locations” means any location which holds, stores or otherwise maintains Eligible Equipment or Eligible Inventory (other than Equipment that is out for maintenance or repair for a period of up to sixty (60) days or such longer period as determined by the Administrative Agent in its Reasonable Discretion), including such locations that are leased locations, trailer storage or self-storage facilities, distribution centers or warehouses, and such locations that are the subject of any bailee arrangement.
“Sanctioned Country” means, at any time, a country or territory which is itself the subject of any Sanctions.
“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or by the United Nations Security Council, the European Union, any European Union member state, or Her Majesty’s Treasury of the United Kingdom, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).
(b)    Section 1.1 (Certain Defined Terms) of the Credit Agreement is hereby further amended by deleting the definitions of “Applicable Margin”, “Cash Collateral Account”, “Eligible Equipment”, “Maturity Date”, “Revolving Availability” and “Total Commitment” in their entirety and replacing them with the following corresponding definitions:
“Applicable Margin” means, with respect to each Type of Advance, the Letters of Credit and the Commitment Fee, the percentage rate per annum which is applicable with respect to such Advance, Letter of Credit or Commitment Fee as set forth in the table below:

Eurodollar Advances/ Letter of Credit	Base Rate Advances	Commitment Fee
4.75%	3.75%	0.625%

“Cash Collateral Account” means a special cash collateral account pledged to the Administrative Agent containing cash deposited pursuant to the terms hereof to be maintained with the Administrative Agent in accordance with the terms hereof.
“Eligible Equipment” means with respect to any Credit Party, without duplication, all Equipment of such Credit Party in each case reflected on its books in accordance with GAAP which conforms to the representations and warranties in Article 4 hereof and in the Security Documents to the extent such provisions are applicable and:
(a)    in which there is an Acceptable Security Interest in favor of the Administrative Agent which is perfected;
(b)    which does not constitute immovable leasehold improvements or fixtures located on leased Property;
(c)    which is not subject to any license or other agreement, other than any license or other agreement entered into in the ordinary course of business, that limits or restricts the Administrative Agent's right to sell or otherwise dispose of such equipment; and
(d)    which is not subject to any third party's Lien (including Permitted Liens) which would be superior to the Lien of the Administrative Agent created under the Credit Documents (other than Liens permitted under Section 6.2(b) which are covered under the Rent Reserve Amount for such Borrowing Base in the Administrative Agent’s Reasonable Discretion and Liens permitted under Section 6.2(b) for taxes that are not yet due and payable) which would be superior to the lien and rights of Administrative Agent created under the Credit Documents);
(e)    which has not become obsolete, has not been materially damaged and is operational and is saleable in its present state for the use for which it was manufactured or purchased;
(f)    which is stored when not in use only on premises that are owned by a Credit Party, or at a Third Party Location that, subject to the following proviso, is subject to a Collateral Access Agreement in favor of the Administrative Agent or which Third Party Locations are covered under the Rent Reserve Amount for such Borrowing Base in the Administrative Agent’s Reasonable Discretion (in each case, other than Equipment out for maintenance or repair or stored in the ordinary course of business on any customer site for less than sixty (60) days); provided that, for the period commencing on the Fourth Amendment Effective Date and ending on the Borrowing Base Transition Date neither Collateral Access Agreements nor the establishment of any Rent Reserve shall be required; and

(g)    which either (i) the Administrative Agent (or its designated agent) has received the original certificate of title to such Equipment and such other documents, agreements or instruments as the Administrative Agent may request which are required in order to register the Administrative Agent’s first priority Lien on the certificate of title for such Certificated Equipment, or (ii) such Equipment is not subject to or required to be subject to a certificate of title) provided that, the notation of the Administrative Agent’s Lien on such certificates of title shall not be required for the period commencing on the Fourth Amendment Effective Date and ending on the Borrowing Base Transition Date.
“Equity Funded Capital Expenditure” means Capital Expenditures that are fully funded solely with Equity Issuance Proceeds and were not applied to repay Advances pursuant to Section 7.7.
“Maturity Date” means the earlier of (a) March 31, 2019 and (b) the earlier termination in whole of the Total Commitment pursuant to Section 2.1(b) or Article 7.
“Revolving Availability” means, as of any date of determination, the excess, if any, of (a) the lesser of (i) the Total Commitment in effect at such time and (ii) the Borrowing Base in effect at such time over (b) the sum of the aggregate outstanding amount of all Revolving Advances plus the Letter of Credit Exposure plus the aggregate outstanding amount of all Swing Line Advances.
“Total Commitment” means, at any time, the aggregate amount of the Revolving Commitments of the Lenders at such time. The Total Commitment as of the Fourth Amendment Effective Date is $200,000,000.
(c)    Section 1.1 (Certain Defined Terms) of the Credit Agreement is hereby further amended by deleting the period at the end of the definition of “Eurodollar Rate” and adding the following sentence at the end of such definition:
; provided further that, if the rate set forth on the reference page referred to above or provided by such successor or substitute service for a determination is less than zero, the Eurodollar Rate shall be deemed to be zero for the purposes of such determination.
(d)    Section 1.1 (Certain Defined Terms) of the Credit Agreement is hereby further amended by deleting the definition of “Asset Coverage Ratio”, “Asset Coverage Ratio Certificate”, “Eligible Accounts”, and “Other Fixed Assets” in their entirety.
(e)    Section 2.1 (a) (Revolving Commitment) of the Credit Agreement is hereby amended and restated in its entirety as follows:
(a)    Revolving Commitment. Each Lender severally agrees, on the terms and conditions set forth in this Agreement, to make Revolving Advances to the Borrower from time to time on any Business Day during the period from the Effective Date until the Maturity Date; provided that after giving effect to such Revolving Advances, the sum of the aggregate outstanding amount of all Revolving Advances plus the Letter of Credit Exposure plus the aggregate outstanding amount of all Swing Line Advances, shall not exceed the lesser of (i) the Borrowing Base in effect at such time and (ii) the Total Commitment in effect at such time. Each Revolving Borrowing shall (i) if comprised of Base Rate Advances be in an aggregate amount not less than $500,000.00 and in integral multiples of $100,000.00 in excess thereof, (ii) if comprised of Eurodollar Advances be in an aggregate amount not less than $1,000,000.00 and in integral multiples of $500,000.00 in excess thereof, and (iii) consist of Revolving Advances by the Lenders ratably according to their respective Revolving Commitment. Within the limits of each Lender's Revolving Commitment, the Borrower may from time to time borrow, prepay pursuant to Section 2.5, and reborrow under this Section 2.1(a).
(f)    Section 2.2 (a) (Commitment for Letters of Credit) of the Credit Agreement is hereby amended by deleting paragraph (i) thereof and replacing it in its entirety with the following:
(i)    if such issuance, increase, or extension would cause the Letter of Credit Exposure to exceed the lesser of (A) the Letter of Credit Sublimit and (B) an amount equal to (1) the lesser of the Borrowing Base and the Total Commitment in effect at such time minus (2) the sum of the aggregate outstanding amount of all Revolving Advances and all Swing Line Advances;
(g)    Section 2.5(c) (Mandatory) of the Credit Agreement is hereby amended by amending and restating paragraph (i) therein in its entirety as follows:
(i) On any date that a Borrowing Base Deficiency exists as stated in the Borrowing Base Certificate delivered pursuant to Section 5.2(d) or as notified to the Borrower by the Administrative Agent (with such calculation set forth in reasonable detail which shall be conclusive absent manifest error), the Borrower shall, within three (3) Business Days, to the extent of such deficiency, first prepay to the Administrative Agent for the benefit of the Swing Line Lender (and the other Lenders, as applicable) the outstanding principal amount of the Swing Line Advances, second prepay to the Administrative Agent for the benefit of the Lenders on a pro rata basis the outstanding principal amount of the Revolving Advances and any unpaid amounts of the Letter of Credit Obligations owed to the Lenders; and third make deposits into the Cash Collateral Account to provide cash collateral in the amount of such excess for the remaining Letter of Credit Exposure.
(h)    Section 2.5(c) (Mandatory) of the Credit Agreement is hereby further amended by inserting a new paragraph (iv) at the end thereof as follows:
(iv) On the last Business Day of each calendar month, if available cash in accounts held by, or for the benefit of the Borrower or any other Credit Party, exceeds $25,000,000 in the aggregate (excluding any outstanding checks) the Borrower shall, to the extent of such excess, first prepay the outstanding principal amount of the Swing Line Advances until such Advances are repaid in full, and second prepay the outstanding principal amount of the Revolving Advances until such Advances are repaid in full.
(i)    Section 5.2(d) (Asset Coverage Ratio Certificate; Appraisal Reports) of the Credit Agreement is hereby amended and restated in its entirety as follows:
(d)    Borrowing Base Certificate. As soon as available and in any event within 30 days after the end of each calendar month, commencing with the month ending December 31, 2015, the

Borrower shall provide to the Administrative Agent, a certificate of the chief financial officer or chief executive officer of the Borrower, or any other officer of the Borrower reasonably acceptable to the Administrative Agent, in any event, on behalf of the Borrower calculating the Borrowing Base in the form of the Borrowing Base Certificate then in effect as of the end of such calendar month;
(j)    Section 5.2 (Reporting) of the Credit Agreement is hereby amended by adding the following new paragraph (o) at the end thereof:
(o)    Account Debtor Listing. Promptly upon request of the Administrative Agent (such request not to occur more than twice per calendar year unless an Event of Default has occurred and is continuing), the Borrower shall provide to the Administrative Agent a listing of all Account Debtors of the Credit Parties in form and substance reasonably satisfactory to the Administrative Agent which shall include, without limitation, the address, phone number and name of key contacts for each such Account Debtor.
(k)    Section 5.4 (Compliance with Laws) of the Credit Agreement is hereby amended by adding the following sentence at the end thereof:
The Borrower will maintain in effect and enforce policies and procedures designed reasonably intended to procure compliance, in all material respects, by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.
(l)    Section 5.8 (Deposit Accounts and Securities Accounts) of the Credit Agreement is hereby amended and restated in its entirety as follows:
Section 5.8.    Deposit Accounts and Securities Accounts. The Borrower shall, and shall cause each other Credit Party to, commencing on the Borrowing Base Transition Date (or such later date acceptable to the Administrative Agent) and continuing at all times thereafter (a) maintain its principal operating accounts and other deposit accounts with the Administrative Agent or a Lender, in each case, subject to an Account Control Agreement (b) maintain all other deposit accounts and securities accounts with banks and securities intermediaries that are reasonably acceptable to the Administrative Agent, subject to Account Control Agreements; and (c) deposit all proceeds of Eligible Receivables which were considered in calculating the then effective Borrowing Base into one or more of such deposit accounts. As of the Fourth Amendment Effective Date, the only deposit accounts and securities accounts maintained by the Credit Parties are described on Schedule 5.8. Notwithstanding anything to the contrary contained in this Agreement or the other Credit Documents, in no event shall the Borrower or any other Credit Party be required to enter into an Account Control Agreement with respect to a deposit account or securities account that (a) is used solely for the purpose of holding amounts necessary to fund, in the ordinary course of business and consistent with past practice, (i) payroll and related payroll taxes or (ii) sales taxes and other tax obligations of the Credit Parties for which officers and directors could incur personal liability if not paid, (b) do not contain individually or in the aggregate more than $1,000,000.00 at any time outstanding or (c) are operating accounts used solely for the purpose of accruing overnight interest.

(m)    Section 5.11 (Appraisal Reports) of the Credit Agreement is hereby amended and restated in its entirety as follows:
Section 5.11    Appraisals; Field Exams.
(a)    Requested Appraisals. The Borrower shall, and shall cause its Restricted Subsidiaries to, cooperate with the Administrative Agent, or its designee, in order for an industry recognized third party appraiser engaged and directed by the Administrative Agent to conduct an appraisal solely for the benefit of the Administrative Agent and the Lenders but at the Credit Parties’ sole cost and expense, which written appraisal may cover information as requested by the Administrative Agent, including, but not limited to, a detailed NOLV for machinery, parts, Equipment and other fixed assets, of the Borrower and the other Credit Parties, together with a specified procedures letter from such appraiser satisfactory to the Administrative Agent; provided that, unless an Event of Default has occurred and is continuing, the Borrower shall bear the cost of only two such appraisals per fiscal year; provided further that, the first such appraisal following the Fourth Amendment Effective Date shall be delivered within sixty (60) days after the Fourth Amendment Effective Date (or such later date as the Administrative Agent may agree); and provided further that, at the reasonable discretion of the Majority Lenders, the Borrower shall be required to bear the cost of one additional appraisal per fiscal year.
(b)    Field Exams. The Borrower shall, and shall cause its Restricted Subsidiaries to, permit the Administrative Agent to, at any reasonable time and upon reasonable prior notice, and from time to time upon request by the Administrative Agent with reasonable notice, perform a field inspection of the books, records and asset value of the accounts receivable and inventory of the Borrower and its Restricted Subsidiaries, including an audit, verification and inspection of the accounts receivable and inventory of the Borrower and its Restricted Subsidiaries and, in any event, conducted by the Administrative Agent or any other Person selected by the Administrative Agent; provided that, unless an Event of Default has occurred and is continuing, the Borrower shall bear the cost of only two such field exams per fiscal year.
(n)    Section 5.12 (Titled Collateral) of the Credit Agreement is hereby amended and restated in its entirety as follows:
Section 5.12     Titled Collateral. The Borrower shall, and shall cause each Credit Party to, deliver to the Administrative Agent original certificates of title for each item of Eligible Equipment subject or required to be subject to a certificate of title, along with a completed application for certificate of title for each certificate delivered or a motor vehicle power of attorney from each Credit Party and such other documentation as Administrative Agent shall reasonably require in order to perfect the Lien of the Administrative Agent on such Eligible Equipment.
(o)    Section 6.3(k)(ii)(A) (Investments) of the Credit Agreement is hereby amended and restated in its entirety as follows:
(A) if the principal amount of the Investment is more than $1,000,000 individually or the aggregate amount of Investments (net of any repayments or return of assets in respect thereof)

exceeds $5,000,000 in any fiscal year, no Borrowing Base Deficiency exists before or immediately after the incurrence of such Investment,
(p)    Section 6.4(a)(iv) (Acquisitions) of the Credit Agreement is hereby amended and restated in its entirety as follows:
(iv) if after giving pro-forma effect to such Acquisition as of the beginning of the period of four fiscal quarters most recently ended, such Acquisition would cause the Total Leverage Ratio as of the last day of the most recent fiscal quarter to be equal to or greater than 2.50 to 1.00, such Acquisition would not cause the total sum of the consideration for such Acquisition and all other Acquisitions during any fiscal year (whether paid in cash or in Equity Interests of the Borrower or assumed in liabilities by the purchaser(s)) to exceed $15,000,000.00 in the aggregate.
(q)    Section 6.6 (Use of Proceeds) is hereby amended and restated in its entirety as follows:
Section 6.6     Use of Proceeds; FCPA; Sanctions.
(a)    The Borrower shall not, nor shall it permit any Restricted Subsidiary to, (a) use the proceeds of the Revolving Advances for any purposes other than (i) working capital purposes, (ii) to finance Acquisitions, Investments and Capital Expenditures permitted hereunder and (iii) general corporate purposes, including, without limitation, the refinancing of existing Indebtedness and the payment of fees and expenses related to the entering into of this Agreement and the other Credit Documents. The Borrower shall not, directly or indirectly, nor shall it permit any of its Subsidiaries to, use any part of the proceeds of Advances or Letters of Credit for any purpose which violates, or is inconsistent with, Regulations T, U, or X. The Borrower will not, directly or, to the knowledge of any Credit Party, indirectly, use the proceeds of the Advances or Letters of Credit, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the Advances, whether as underwriter, advisor, investor, or otherwise).
(b)    None of the Credit Parties or any of their Subsidiaries nor any officer, agent, or employee acting on behalf of any Credit Party or any Subsidiary nor, to the knowledge of any Credit Party, any other Person acting on behalf of any Credit Party or any Subsidiary, has taken any action, directly or indirectly, that could result in a violation by such Persons of the FCPA or any other applicable Anti-Corruption Law; and the Borrower has instituted and maintain policies and procedures intended to ensure continued compliance by the Borrower and its Subsidiaries, in all material respects, with such Anti-Corruption Laws.
(c)    None of the Credit Parties or any of their Subsidiaries nor any officer or employee of any Credit Party or any Subsidiary nor, to the knowledge of any Credit Party, any director, agent, or affiliate of any Credit Party or any Subsidiary is an individual or entity that is, or is owned or controlled by Persons that are: (i) the target of any sanctions administered or enforced by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, Her

Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions.
(r)    Section 6.9(d) (Restricted Payments) of the Credit Agreement is hereby amended and restated in its entirety as follows:
(d)    [Reserved.]
(s)    Section 6.16 (Capital Expenditures) of the Credit Agreement is hereby amended and restated in its entirety as follows:
Section 6.16    Capital Expenditures. The Borrower shall not, nor shall it permit any Restricted Subsidiary to, expend or be committed to expend Capital Expenditures (other than Equity Funded Capital Expenditures so long as no Event of Default has occurred and is continuing) unless: (a) no Event of Default shall have occurred or be continuing or would result from such Capital Expenditures, (b) such expenditures for Capital Expenditures would not cause the sum of the total expenditures for Capital Expenditures of the Borrower and the Restricted Subsidiaries to exceed $50,000,000 plus any applicable Carryover Amount in the aggregate in any fiscal year; provided, that (A) up to 50% of the $50,000,000 basket provided in this paragraph (b), is not expended in the immediately preceding fiscal year may be carried over for expenditure in the then current fiscal year (a “Carryover Amount”) and (B) Capital Expenditures made pursuant to this Section 6.16 during any fiscal year shall be deemed made, first, in respect of the Carryover Amount from the prior fiscal year pursuant to clause (A) above, and second, in respect of amounts permitted for such fiscal year.
(t)    Section 6.17 (Leverage Ratio) of the Credit Agreement is hereby amended and restated in its entirety as follows:
Section 6.17    Senior Leverage Ratio. The Borrower shall not permit the Senior Leverage Ratio at the end of any fiscal quarter ending (i) on December 31, 2015 to be greater than 2.50 to 1.00; (ii) on March 31, 2016 to be greater than 3.00 to 1.00; (iii) on June 30, 2016 to be greater than 3.50 to 1.00; (iv) on September 30, 2016 to be greater than 4.25 to 1.00; (v) on December 31, 2016 and through and including June 30, 2017 to be greater than 4.75 to 1.00; (vi) on September 30, 2017 to be greater than 4.25 to 1.00; (vii) on December 31, 2017 and through and including March 31, 2018 to be greater than 3.50 to 1.00; (viii) on June 30, 2018 to be greater than 3.25 to 1.00 and (ix) at any time thereafter to be greater than 2.50 to 1.00.
(u)    Section 6.18 (Interest Coverage Ratio) of the Credit Agreement is hereby amended and restated in its entirety as follows:
Section 6.18    Interest Coverage Ratio. The Borrower shall not permit the Interest Coverage Ratio at the end of any fiscal quarter ending on (i) December 31, 2015 through and including June 30, 2016 to be less than 1.50 to 1.00; (ii) September 30, 2016 through and including September 30, 2017 to be less than 1.25 to 1.00; and (iii) at any time thereafter to be less than 1.50 to 1.00.

(v)    Section 6.19 (Asset Coverage Ratio) of the Credit Agreement is hereby amended and restated in its entirety as follows:
Section 6.19    [Reserved. ]
(w)    Article 6 (Negative Covenants) of the Credit Agreement is hereby amended by inserting the following new Section 6.21 (Landlord Agreements) at the end thereof:
Section 6.21    Landlord Agreements. No Credit Party shall, nor shall it permit any of its Restricted Subsidiaries that is, or in required to be, a Credit Party to hold, store or otherwise maintain any equipment or Inventory that is intended to constitute Collateral pursuant to the Security Documents at premises which are not owned by a Credit Party unless (i) such equipment is located at the job site under which such equipment is then currently under contract or is out for repair or maintenance for a period of up to sixty (60) days or such longer period as determined by the Administrative Agent in its Reasonable Discretion, (ii) such equipment or Inventory is located at premises that are leased by a Credit Party and, to the extent the aggregate value of the equipment and Inventory located at such premises exceeds $100,000, such Credit Party has used commercially reasonable efforts to seek and deliver a lien waiver or subordination agreement in form and substance reasonably satisfactory to the Administrative Agent; (iii) such equipment is office equipment located at such Credit Party’s regional corporate headquarters or sales offices; (iv) Inventory located on premises owned or operated by the customer that is to purchase such Inventory.
(x)    The Credit Agreement is hereby amended by amending and restating Exhibit J (Form of Asset Coverage Ratio Certificate) thereto with the corresponding Exhibit J (Borrowing Base Certificate) attached to this Amendment.
(y)    Schedules 2.1 and 5.8 attached to the Credit Agreement are hereby amended and replaced in their entirety with the corresponding Schedule 2.1 and Schedule 5.8 attached to this Amendment.
Section 3.    Reduction of the Revolving Commitments. As of the Fourth Amendment Effective Date, the aggregate Revolving Commitments shall be reduced from $300,000,000 to $200,000,000. Such reduction shall be applied ratably to each Lender’s Revolving Commitment and shall be permanent, with no obligation of the Lenders to reinstate such Revolving Commitments. Upon the effectiveness of this Amendment pursuant to Section 4 below, each Lender’s Revolving Commitment shall be the Revolving Commitment set forth on Schedule 2.1 attached hereto. The Commitment Fees provided for in Section 2.7(a) of the Credit Agreement shall hereafter be computed on the basis of the aggregate Revolving Commitments as so reduced.
Section 4.    Conditions to Effectiveness. This Amendment shall become effective as of the Fourth Amendment Effective Date upon the satisfaction of the following conditions precedent:
(a)    Documentation. The Administrative Agent shall have received the following, duly executed by all the parties thereto:

(i)    counterparts of this Amendment executed by the Borrower, each Guarantor, the Administrative Agent and the Majority Lenders;
(ii)     a Borrowing Base Certificate dated as of October 31, 2015; and
(iii)    a Revolving Note payable to each Lender in the amount of such Lender’s Revolving Commitment, as amended hereby, if requested by the applicable Lender.
(b)    Payment of Fees. The Borrower shall have paid the fees and expenses required to be paid as of the Fourth Amendment Effective Date pursuant to (i) that certain amendment engagement letter dated as of December 3, 2015 between the Borrower and Wells Fargo Securities, LLC and (ii) Section 9.1 of the Credit Agreement.
(c)    Representations and Warranties. The representations and warranties of each Credit Party contained in the Credit Documents (as amended by this Amendment) shall be true and correct in all material respects on and as of the date hereof, other than those representations and warranties that expressly relate solely to a specific earlier date, which shall remain true and correct in all material respects as of such earlier date; and
(d)    No Default. No Default or Event of Default shall have occurred and be continuing.
Section 5.    Representations and Warranties. Each Credit Party hereby represents and warrants that after giving effect hereto:
(a)    the representations and warranties of such Credit Party contained in the Credit Documents (as amended by this Amendment) are true and correct in all material respects on and as of the date hereof, other than those representations and warranties that expressly relate solely to a specific earlier date, which shall remain true and correct in all material respects as of such earlier date; and
(b)    no Default or Event of Default has occurred and is continuing.
Section 6.    Reaffirmation of Guaranty. Each undersigned Guarantor hereby ratifies, confirms, and acknowledges that its obligations under the Guaranty are in full force and effect and that each undersigned Guarantor continues to unconditionally and irrevocably, jointly and severally, guarantee the full and punctual payment, when due, whether at stated maturity or earlier by acceleration or otherwise, of all of the Obligations, as such Obligations may have been amended by this Amendment. Each undersigned Guarantor hereby acknowledges that its execution and delivery of this Amendment does not indicate or establish an approval or consent requirement by the Guarantors in connection with the execution and delivery of amendments to the Credit Agreement or any of the other Credit Documents.

Section 7.    Effect of Amendment.
(a)    The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender, the Issuing Lender or the Administrative Agent under any of the Credit Documents, nor, except as expressly provided herein, constitute a waiver or amendment of any provision of any of the Credit Documents.
(b)    Upon and after the execution of this Amendment by each of the parties hereto, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit Agreement, and each reference in the other Credit Documents to “the Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as modified hereby.
(c)    This Amendment is a Credit Document executed pursuant to the Credit Agreement and shall (unless otherwise expressly indicated herein) be construed, administered and applied in accordance with the terms and provisions thereof.
(d)    Except as specifically modified above, the Credit Agreement and the other Credit Documents are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.
Section 8.    RELEASE. For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Credit Party hereby, for itself and its successors and assigns, fully and without reserve, releases and forever discharges each Secured Party, its respective successors and assigns, officers, directors, employees, representatives, trustees, attorneys, agents and affiliates (collectively the “Released Parties” and individually a “Released Party”) from any and all actions, claims, demands, causes of action, judgments, executions, suits, debts, liabilities, costs, damages, expenses or other obligations of any kind and nature whatsoever, known or unknown, direct and/or indirect, at law or in equity, whether now existing or hereafter asserted (INCLUDING, WITHOUT LIMITATION, ANY OFFSETS, REDUCTIONS, REBATEMENT, CLAIMS OF USURY OR CLAIMS WITH RESPECT TO THE NEGLIGENCE OF ANY RELEASED PARTY), for or because of any matters or things occurring, existing or actions done, omitted to be done, or suffered to be done by any of the Released Parties, in each case, on or prior to the Fourth Amendment Effective Date and are in any way directly or indirectly arising out of or in any way connected to any of this Amendment, the Credit Agreement, any other Credit Document, or any of the transactions contemplated hereby or thereby (collectively, the “Released Matters”). Each Credit Party, by execution hereof, hereby acknowledges and agrees that the agreements in this Section 8 are intended to cover and be in full satisfaction for all or any alleged injuries or damages arising in connection with the Released Matters.
Section 9.    Governing Law. This Amendment shall be construed in accordance with the laws of the State of New York without regard to conflicts of laws principles (other than Sections 5-1401 and 5-1402 of the General Obligations Law of the State of New York).

Section 10.    Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Transmission by facsimile or other electronic means of an executed counterpart of this Amendment shall be deemed to constitute due and sufficient delivery of such counterpart.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the date first above written.
BORROWER:
PIONEER ENERGY SERVICES CORP.
By: /s/ Lorne E. Phillips
Name: Lorne E. Phillips
Title: Executive Vice President and Chief Financial Officer

GUARANTORS:

PIONEER DRILLING SERVICES, LTD.
PIONEER GLOBAL HOLDINGS, INC.
PIONEER PRODUCTION SERVICES, INC.
PIONEER WIRELINE SERVICES HOLDINGS, INC.
PIONEER WIRELINE SERVICES, LLC
PIONEER WELL SERVICES, LLC
PIONEER FISHING & RENTAL SERVICES, LLC
PIONEER COILED TUBING SERVICES, LLC

Each By: /s/ Lorne E. Phillips
Name: Lorne E. Phillips
Title: Executive Vice President and Chief Financial Officer

Signature Page to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.

ADMINISTRATIVE AGENT:
WELLS FARGO BANK, N.A., in its capacity as Administrative Agent, Issuing Lender, Swing Line Lender and a Lender
By:    /s/ Kristen Brockman
Name:    Kristen Brockman
Title:    Director

Signature Page to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.

BANK OF AMERICA, N.A., as a Lender

By:    /s/ Tyler Ellis
Name:    Tyler Ellis
Title:    Vice President

Signature Page to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.

ROYAL BANK OF CANADA, as a Lender

By:    /s/ Don J. McKinnerney
Name:    Don J. McKinnerney
Title:    Authorized Signatory

Signature Page to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.

WHITNEY BANK, as a Lender

By:    /s/ David E. Sisler
Name:    David E. Sisler
Title:    Senior Vice President

Signature Page to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.

REGIONS BANK, as a Lender

By:    /s/ Daniel G. Steele
Name:    Daniel G. Steele
Title:    Senior Vice President

Signature Page to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.

SANTANDER BANK, N.A., as a Lender

By:    /s/ David O'Driscoll
Name:    David O'Driscoll
Title:    Senior Vice President

By:    /s/ Inigo Iparraguirre Saenz
Name:    Inigo Iparraguirre Saenz
Title:    Senior Vice President

Signature Page to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.

AMEGY BANK NATIONAL ASSOCIATION, as a Lender

By:    /s/ Rachel Pletcher
Name:    Rachel Pletcher
Title:    Vice President

Signature Page to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.

COMERICA BANK, as a Lender

By:    /s/ Gary Culbertson
Name:    Gary Culbertson
Title:    Vice President

Signature Page to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.

GOLDMAN SACHS BANK USA, as a Lender

By:    /s/ Jerry Li
Name:    Jerry Li
Title:    Authorized Signatory

Signature Page to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.

SUMITOMO MITSUI BANKING CORPORATION, as a Lender

By:    /s/ David Kee
Name:    David Kee
Title:    Managing Director

Signature Page to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.

SCHEDULE 2.1

REVOLVING COMMITMENTS OF THE LENDERS

Lender	Revolving Commitment
Wells Fargo Bank, N.A.	$42,857,142.86
Bank of America, N.A.	$42,857,142.86
Royal Bank of Canada	$22,857,142.86
Whitney Bank	$17,142,857.14
Regions Bank	$14,285,714.28
Santander Bank N.A.	$14,285,714.28
Amegy Bank National Association	$11,428,571.43
Comerica Bank	$11,428,571.43
Goldman Sachs Bank USA	$11,428,571.43
Sumitomo Mitsui Banking Corporation	$11,428,571.43
TOTAL	$200,000,000.00

Schedule 2.1 to Fourth Amendment to Amended and Restated Credit Agreement
Pioneer Energy Services Corp.